UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

DECISIONS OF THE BOARD OF DIRECTORS OF BANCOLOMBIA S.A.
Medellín, Colombia, July 9, 2007
On June 25, 2007, the Board of Directors of Bancolombia S.A. approved an amendment to the Code of Corporate Governance, with the purpose of adopting some of the parameters of the Código País (“Country Code”) issued by the Superintendency of Finance pursuant to Circular 28 of 2007. Accordingly, the following articles shall read as follows:
Number 1 Chapter II General Shareholders Meetings and Shareholders’ Rights
The General Shareholders’ Meeting, (hereinafter the “Shareholders’ Meeting”) is the highest administrative body of the Bank.
The Shareholders’ Meeting shall hold its annual meeting, no later than March 31st, to examine the situation of the Bank, appoint the directors and all other officers the election of whom is to be made by the Shareholders’ Meeting; to consider the reports, accounts and balance sheets of the previous fiscal year; to decide on the distribution of profits; and to agree on all other issues deemed relevant to ensure achievement of the corporate purpose.
The Shareholders’ Meeting shall hold special meetings whenever unforeseen or urgent needs of the Bank so require. Such meetings will be summoned by the Board of Directors, the Chairman, or the External Auditor, either at their own initiative or upon request of a plural number of shareholders representing at least twenty percent (20%) of the subscribed shares. At such meetings the Shareholders’ Meeting may not deliberate on topics different from those stated in the agenda included in the call, unless otherwise decided by the number of shareholders required by law and once the agenda has been completed.
The shareholder’s request must be made in writing and shall clearly indicate the purpose of the call.
Within the term of the summon of ordinary shareholders’ meetings or special shareholders meetings, all documentation necessary for the due information about the topics to be treated and, likewise, the financial information of the Bank and of its subsidiaries that is material for the decisions that shareholders have to make in the respective meeting, will be made available to the shareholders.
In the agenda that is proposed for the consideration of the shareholders at the beginning of the ordinary or special meetings of the Shareholders’ Meetings, and without prejudice of the shareholders’ right to propose additional items to the agenda in accordance with the law, the different items of the agenda will be duly identified and separated to avoid confusion. A logical sequence of items should be followed, except for those items that should be discussed together because they are related, in which case such relation shall be duly disclosed.

The following matters or decisions, in addition to those matters to which the following requirements apply pursuant to applicable law, could only be considered by the General Shareholders’ Meeting if they have been expressly included in the notice calling for the meeting: change of the corporate purpose; waiver of preemptive rights in the case of subscription of shares; change of the corporate domicile; anticipated dissolution and segregation (pseudo spin-off).
As a general rule, the decisions of the Shareholders’ Meeting shall be adopted by majority of votes corresponding to the common shares represented at the meeting, taking into account that every share shall give right to one vote, with the exceptions determined in the law and in the Bylaws of the Bank.
Shareholders may have themselves represented before the Bank by an attorney-in-fact to deliberate and vote at the Shareholders Meeting, to collect dividends, and for any other purpose, pursuant to a proxy granted in writing, in accordance with the law and within the terms and conditions stated in the Bylaws.
The decisions adopted by the Shareholders Meeting shall be binding upon all shareholders.
Item f Number 2° Chapter II Rights of Shareholders
Any shareholder that, individually or combined with other shareholders, has a participation equal to or above five per cent (5%) of the capital of the Bank (which shareholding percentage is considered to be sufficiently representative and above which the financial laws recognize certain rights to shareholders), to request before the Bank’s Shareholders and Investors Relations Office, authorization to conduct, at the expense and under the responsibility of the requesting shareholder or group of shareholders, specialized audits, within the following terms and conditions:
The specialized audits may be conducted during the fifteen (15) days preceding the holding of the Ordinary Shareholders’ Meeting, in accordance with the right of inspection of books and documents of the Bank stated in the Commercial Code and on documents authorized by law.
In accordance with section 15 of Colombian Constitution and section 61 of the Colombian Commercial Code, under no circumstance, may the rights of the Bank be violated under the pretext of the specialized audits, and neither may such audits violate the Bank’s information, the agreements that establish competitive advantages and, in general, any other documents considered privileged or confidential, or of third parties.
Specialized audits may not be conducted on industrial secrets or concerning subject matters of intellectual property rights protected by law.
Under no circumstance may specialized audits affect the autonomy of the managers, according to their legal and statutory powers.
Petitions to conduct a specialized audit must be submitted in writing, and should indicate in detail the reasons and facts for such petition, the specific subject matter of the audit, which shall be congruent with the invoked grounds, and the term of duration thereof. The auditing firms or professionals retained to accomplish such audits must at least have the same capacity as the External Auditor appointed by the General Shareholders’ Meeting for the corresponding term.
The working documents of the specialized auditor shall be subject to confidentiality and shall be kept for a term of not less than five years from the date they were prepared.

Number 1.4. Chapter III Criteria for the Selection of Directors
When available, the shareholders will be entitled to examine during the term of the summon to the General Shareholders’ Meeting (ordinary or special meeting), the proposals of candidates to the Board of Directors.
For the election of the members of the Board, the Shareholders Meeting shall take into account the selection criteria and incompatibility standards established by the applicable law and, when possible, the additional issues described herein below, which are given in order to establish adequate criteria to designate the directors.
Item c Number 1.4 Chapter III Specific Skills
In addition to the basic skills, every member of the Board of Directors shall have other specific skills that allow him/her to contribute in one or more dimensions, due to his/her special field of expertise and knowledge of the industry, and financial, risks or legal matters, commercial topics or crisis management.
The Bank shall afford the best way to ensure that the knowledge of each one of the members of its Board of Directors is the most adequate for the Bank’s business and general environment. When a member of the Board of Directors is elected for the first time, he or she will be provided with sufficient information in order to obtain specific knowledge of the Bank and the area in which it develops its corporate purpose, as well as the information related to the responsibilities, obligations and rights that stem from the position.
Number 1.8. Chapter III. Meetings of the Board of Directors
In accordance with the Bank’s bylaws, the meetings of the Board shall be held at least once a month. Notwithstanding, whenever special circumstances so require, special meetings may be held upon summons made pursuant to the Bank’s bylaws.
The Board of Directors shall meet at least once a year, in a special session, to analyze, assess, and decide on the Bank’s plans and strategies.
The minutes of the Board of Directors’ meetings will identify the analyses, support and other sources of information that were used as a basis for adopting decisions, as well as the reasons in favor and against each decision that were considered.
Number 1.10. Chapter III. Intranet or Any Other Means of Information and Communication for Analyses, Discussions, Documents, etc
The members of the Board of Directors will have access beforehand to the information that is relevant for adopting the decisions, in compliance with the agenda included in the summon. To such end, this information will be sent or made available to the directors no more than two (2) calendar days before the meeting, by any means, including those indicated in the following paragraph.
The management of the Bank shall make available to the Directors an electronic information and communication system that allows conducting discussions and analyses among them and with the main executive officers of the Bank, which will be secure and reliable, and shall have confidentiality elements similar to all other programs of the Bank.

Number 1.11.1 Chapter III. Corporate Governance Committee
The Corporate Governance Committee is formed by the Chairman of the Board, another Director and the President of the Bank. The Secretary General of the Bank shall act as Secretary of such Committee.
The Corporate Governance Committee has duties concerning the Directors individually, the Board of Directors as a whole, and the Bank in general.
Its main responsibilities with regard to the Directors are:
i. To develop and review Directors’ roles and their election requirements (skills and limitations) and to define policies for renewal of the Board.
ii. To promote Directors’ training, as well as their adequate updating in academic and commercial topics.
iii. To promote the attendance of Directors to seminars and events that allows them to be in contact with local and international organizations, entities and companies.
With regard to the Board of Directors, and with the Bank, the Committee shall:
i. Determine the meetings agenda and calendar, and supervise the accurate, timely and relevant information flow to Directors.
ii. Inspect the annual self-evaluation of the management of the Board of Directors, and make suggestions for its best performance, by making use of the available technology and resources.
iii. Recommend the communications plan with shareholders, stakeholders, and the market in general, in order to provide them with complete, accurate and timely access to the relevant information of the Bank.
iv. Control the trading conducted by members of the Board of Directors with stock issued by the Bank or by other companies of the same group.
v. Supervise the compliance with the managers’ compensation policies.
Number 1.11.2 Chapter III. Auditing Committee
The Auditing Committee shall be comprised of three (3) Board members, designated by the same Board. In compliance with the provisions in force, at least one of its members shall be an expert in financial issues. The Committee shall appoint its Secretary who may be an officer of the Bank. The purpose of such Committee is to support the Board of Directors in the supervision of the internal control system efficacy for decision-making with regard to the control and improvement of the Bank’s activity and of its management and Directors.
Additionally, the Committee shall order and see that the internal control procedures conform with the needs, objectives, goals, and strategies determined by BANCOLOMBIA, and that such procedures are framed within the internal control goals, among which is the efficacy and efficiency of operations, reliability of the financial reports, and compliance with the applicable laws and regulations.
To such end, the Committee defines the procedures to consolidate the information from the control divisions in order to be submitted to the Board of Directors. The Committee also establishes the policies, criteria and practices that the Bank must follow in the preparation, disclosure and communication of its financial information.

The Committee does not substitute the duties of the Board of Directors or of the management on the supervision and performance of BANCOLOMBIA’s internal control system.
For its operation, in addition to the provisions of the applicable effective regulations, the Auditing Committee has Internal Regulations that establish its objectives, duties, and responsibilities.
Number 1.11.3. Chapter III. Designation, Compensation, and Development Committee
The Designation, Compensation, and Development Committee is composed of two members of the Board of Directors elected by it. The Vice-president of Human Relations of the Bank acts as Secretary of this Committee.
This Committee determines the policies and provisions for the hiring, remuneration, compensation, and development of Management and key personnel of the Bank. Likewise, it continuously surveys the goals of the different compensation programs with regard to the performance of the officers, and it assesses the efficacy of such programs.
The following are duties of the Committee, among others:
a.	It defines the administration policies of human resources, establishing the selection, evaluation, compensation, and development processes for top management, determining their goals.

b.	It proposes the objective criteria under which the Bank hires its principal officers.

c.	It fosters the availability of staff, making a review of top management succession plans.

d.	It evaluates top management performance, as deemed relevant.

e.	It issues recommendations to the Board of Directors concerning appointments and compensation of the President and senior management.
Number 1 Chapter IV. Disclosure of Financial Information, Risks Related Information, Internal Control and other Relevant Information.
The Bank prepares and submits information on its financial situation in accordance with the legal provisions and the applicable accounting standards.
Among other issues, the Bank shall report to its shareholders and to the market in general on:
a. Foreseeable principal risks and the measures to confront them, as well as the mechanisms used for risk management. The risks to which the Bank is exposed to are jointly described with the policies for measurement and control thereof in the web site www.bancolombia.com, as well as in the notes to the financial statements.
b. The financial statements, in the terms established by law taking into account that the reports of the business year shall be certified by the External Auditor. Such statements include, among other data, the Bank’s historical cash flows, the guarantees it has granted for the benefit of third parties, as well as the Bank’s investments.

c. The relevant findings made by the External Auditor and other audits requested by the Bank. The reports containing such findings shall be disclosed as produced, through the means established by law.
d. Material findings arising from the internal control system implemented by the Bank, as well as important projects concerning such system, and any relevant change in its structure.
e. The classes of shares issued by the Bank, the number of shares of each class issued and the number of shares of each class kept in reserve.
f. Main shareholders, understanding by such term beneficial owners of more than 5% of the outstanding shares of the Bank, and all relevant changes in equity interest and control.
g. Agreements between the main shareholders of the Bank of which the Bank has knowledge and which involve the shares, their rights, the exercise of such rights, the administration of the Bank, etc.
h. The relevant business entered into between the Bank and its main shareholders, and with its directors, managers, principal officers and legal representatives, including their relatives, partners, and other related persons.
i. The material acts and contracts executed by the Bank.
j. The summon to the General Shareholders’ Meeting, and any other information that is considered to be necessary for its development.
k. The development of the ordinary and special meetings of the General Shareholders’ Meeting, while taking place, including the decisions that have been adopted or rejected.
l. The general policies applicable to the compensation and to any economic benefits granted to the members of the Board of Directors, the Legal Representative, the External Auditor, the External Advisers and the Specialized Audits.
m. Other reports of relevant facts related to financial matters, risk or internal control that could have a material effect on the Bank. These facts will be disclosed as they take place through information channel that is considered to be appropriate for each case, according to the available alternatives described in this Code.
The information referred to in sub-paragraphs d, e, f, g, h, i, j and l   of this paragraph shall be disclosed at the Bank’s web site www.bancolombia.com, to the extent the situations to be informed are available, and in any event the Bank shall review such information from time to time for updating purposes. The information to which paragraph k refers will be disclosed by electronic means developed by the Bank.
Number 3.1. Chapter IV. Shareholders and Investors Relations Office
The Bank’s Shareholders and Investors Relations Office develops among others, the functions assigned to it by the securities regulations in force.
Such office’s main objective is to provide clear and objective information on the Bank and its activities that allows shareholders and investors to make informed decisions concerning their investments in the Bank. Such office shall maintain permanent contact with the community of shareholders, investors, and local and international analysts.

When, according to the Bank’s judgment, the information provided to an investor could give it certain advantage in relation to other investors, the Bank will give the rest of the investors immediate access to such information, in the same economic conditions and in accordance with the mechanisms established in this code.
Access to this office may be obtained entering the Bank’s web site www.bancolombia.com, or writing to the following e-mail addresses:
relacionconinversionistas@bancolombia.com
investorrelations@bancolombia.com
or addressing a letter to:
Gerencia Relación con Inversionistas
Carrera 52 No. 50-20
Medellín-Colombia
Number 3.4. Chapter IV. Information Disclosure and Updating (“Información Relevante”)
The Bank shall strictly comply with the provisions that regulate the Colombian Securities Market, publishing through the Superintendency of Finance the relevant information demanded by such provisions.
By “Información Relevante” it is meant such information which would have been taken into account by a cautious and diligent expert when purchasing, selling or keeping securities, as well as that which a shareholder would take into account upon exercising his/her ownership rights in the respective Shareholders’ Meeting or at any other meeting of a competent body.
Shareholders, investors, and the public may consult at any time such “Información Relevante” on the Web page of the Superintendency of Finance:
www.superfinanciera.gov.co
The Bank has defined the procedures, parties, tenors, and, in general, the necessary structure to timely and fully disseminate the relevant information that may be of interest for the market, as well as for updating the Bank’s basic information.
Number 1.4. Chapter V. External Auditing
The Bank has a Principal External Auditor with his Alternate. Such External Auditor complies with the duties foreseen in the Second Book, Title I of the Commercial Code, and abides by the provisions therein contained, being also subject to the provisions of the Bylaws.
The External Auditor is elected by the Shareholders’ Meeting for 2-year terms. The same body is responsible for determining the auditor’s remuneration, as well as for his removal when deemed necessary.
The election of the External Auditor shall be based on an objective and public evaluation conducted by the Audit Committee under conditions of complete transparency of at least two alternatives on criteria such as services offered, fees and expenses, experience, knowledge of the sector, etc.

The External Auditor shall include in its report to the Shareholders Meeting, in addition to the requirements demanded by law, all relevant findings in order for the shareholders and other investors to have available the necessary information for decision-making on the corresponding securities.
The Bank will not appoint as External Auditor any person or firm that has received income from the Bank and / or of its economic group, which represent twenty-five per cent (25%) or more of its latest annual income.
Neither the Bank nor the companies of the same economic group will contract with the External Auditor services different from those directly or indirectly related to audit.
In case the External Auditor was a firm, it would rotate the persons in charge of the above-mentioned functions, at least, every five (5) years. Any such person could only reassume the audit of the same company after a period of two (2) years. The same terms will apply when the External Auditor is a natural person.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 9, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance